EXHIBIT 99.4

NOTICE OF SPECIAL MEETING OF POLICYHOLDERS

          Notice is hereby given that a Special Meeting of policyholders of Fremont Mutual Insurance Company ("Fremont Mutual") will be held at the Fremont City Library, 104 East Main Street, Fremont, MI 49412 on _________________, 2004, at 10:00 a.m. Business to be considered at the Special Meeting shall be:

          (1) To consider and vote upon the Plan of Conversion of Fremont Mutual from a mutual company to a stock company (the "Plan"), and certain related transactions including the adoption of Amended and Restated Articles of Incorporation of Fremont Mutual.

          (2) To consider and vote upon any other matters that may lawfully come before the Special Meeting.

          As of the date of mailing of this Notice of Special Meeting, we are not aware of any other matters that may come before the Special Meeting.

          Each named insured under a policy of insurance issued by Fremont Mutual that was in force at the close of business on August 25, 2003, is an eligible policyholder. Each eligible policyholder, regardless of the number of policies held, is entitled to one vote only. In addition, a policy with multiple named insureds is limited to one vote at the Special Meeting.

BY THE ORDER OF THE BOARD OF DIRECTORS

Richard E. Dunning
President and Director

____________, 2004
Fremont, Michigan

          Your board of directors urges you to consider carefully this proxy material and, whether or not you plan to be present in person at the special meeting, to fill in, date, sign and return the enclosed proxy card(s) as soon as possible to assure that your vote will be counted. This will not prevent you from voting in person if you attend the special meeting. The board of directors unanimously recommends that you vote FOR approval of the Plan of Conversion and FOR adoption of Fremont's Amended and Restated Articles of Incorporation.